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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Niku Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

654113109 (CUSIP Number of Class of Securities)

Edward J. Wes

Perkins Coie LLP

101 Jefferson Drive

Menlo Park, California 94025-1114

(650) 838-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

(Amendment No. 1)

CUSIP No. 654113109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Limar Realty Corp. #30

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ Joint Filing

3.	SEC Use Only

4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,445,000(1) 6. Shared Voting Power -0- 7. Sole Dispositive Power 1,445,000(1) 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,445,000(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 16.5%(1)

12.	Type of Reporting Person CO

(1)	All numbers give effect to Niku Corporation’s 1-for-10 reverse stock split (effected on November 21, 2002). Calculated based on 8,762,492 shares of Niku Corporation’s Common Stock outstanding as of November 30, 2002, as reported in its quarterly report on Form 10-Q for the quarter ended October 31, 2002 and filed with the Securities and Exchange Commission on December 13, 2002.

SCHEDULE 13G/A

(Amendment No. 1)

CUSIP No. 654113109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Theodore H. Kruttschnitt, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ Joint Filing

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,445,000(1) 6. Shared Voting Power -0- 7. Sole Dispositive Power 1,445,000(1) 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,445,000(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 16.5% (1)

12.	Type of Reporting Person IN

(1)	All numbers give effect to Niku Corporation’s 1-for-10 reverse stock split (effected on November 21, 2002). Calculated based on 8,762,492 shares of Niku Corporation’s Common Stock outstanding as of November 30, 2002, as reported in its quarterly report on Form 10-Q for the quarter ended October 31, 2002 and filed with the Securities and Exchange Commission on December 13, 2002.

Item 1.

(a)	Name of Issuer:
Niku	Corporation

(b)	Address of Issuer’s Principal Executive Offices:
305 Main Street
Redwood City, CA 94063

Item 2.

(a)	NAME OF PERSONS FILING:

Reference is made to Row 1 of each of the cover pages of this Schedule, which Rows are incorporated by reference herein.

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of each reporting person is 1730 South El Camino Real, Suite 400, San Mateo, California 94402.

(c)	CITIZENSHIP:

Reference is made to Row 4 of each of the cover pages of this Schedule, which Rows are incorporated by reference herein.

(d)	TITLE OF ISSUER’S CLASS OF SECURITIES:

Common Stock, $0.0001 par value per share

(e)	ISSUER’S CUSIP NUMBER:

654113109

Item	3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable

Item	4. Ownership

Reference is made to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G/A, which Rows are incorporated by reference herein. According to Niku Corporation’s quarterly report on Form 10-Q for the quarter ended October 31, 2002, as filed with the Securities and Exchange Commission on December 13, 2002, there were 8,762,492 shares of its Common Stock outstanding as of November 30, 2002 (after giving effect to Niku Corporation’s 1-for-10 reverse stock split, effected on November 21, 2002). As of the date of filing of this Schedule 13G/A, the following reporting persons hold directly the following number of shares of Niku Corporation’s Common Stock:

REPORTING PERSON	DIRECT HOLDINGS OF COMMON STOCK
Limar Realty Corp. #30	1,445,000	(2)
Theodore H. Kruttschnitt, III	0	(2)

Total	1,445,000

Each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule 13G/A shall not be construed as an admission by any reporting person that such person is a beneficial owner of any securities other than those directly held by such person.

(2)	All numbers give effect to Niku Corporation’s 1-for-10 reverse stock split (effected on November 21, 2002). Limar Realty Corp. #30 is the “direct” beneficial owner of 1,445,000 shares of Niku Corporation’s Common Stock. Mr. Kruttschnitt is the “indirect” beneficial owner of 1,445,000 shares of Niku Corporation’s Common Stock pursuant to Mr. Kruttschnitt’s position as a controlling stockholder of Limar Realty Corp. #30.

Item	5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:    ☐

Item	6. Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item	8. Identification and Classification of Members of the Group

Not applicable.

Item 9.    Notice of Dissolution of Group

Not applicable.

Item	10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2003	/s/ Theodore H. Kruttschnitt, III
Theodore H. Kruttschnitt, III

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2003		LIMAR REALTY CORP. #30
	By:	/s/ Theodore H. Kruttschnitt, III
Theodore H. Kruttschnitt, III, President

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G/A to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares of Niku Corporation’s Common Stock, $0.0001 par value per share, is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 6, 2003	/s/ Theodore H. Kruttschnitt, III
Theodore H. Kruttschnitt, III

Date: February 6, 2003	LIMAR REALTY CORP. #30
	By:	/s/ Theodore H. Kruttschnitt, III
Theodore H. Kruttschnitt, III, President